SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 12, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
PUBLICLY HELD COMPANY	PUBLICLY HELD COMPANY
Corporate Taxpayer Registration CNPJ/MF: 76.535.764/0001-43	Corporate Taxpayer Registration CNPJ/MF: 02.570.688/0001-70
Board of Trade NIRE 53 3 0000622 9	Board of Trade NIRE 53 3 0000581 8

Brasil Telecom Móvel reaches 3 million mobile accesses

Brazil, Brasília, September 12, 2006 - BRASIL TELECOM S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) and BRASIL TELECOM PARTICIPAÇÕES S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announce that Brasil Telecom Móvel has reached three million mobile accesses, a significant mark before it completes two years of operations:. The success reached by Brasil Telecom is due to the excellent results accomplished during Father's Day holiday, the convergence strategy and the strength of the Pula Pula Campaign.

Brasil Telecom reinforces to the market its goal to reach more than 50% of growth in mobile accesses compared to the beginning of the year and reach at least 3.3 million of mobile accesses by the end of December'06.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12 , 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer